Exhibit 4.4
DESCRIPTION OF SECURITIES
The following is a brief description of the common stock, no par value (the “common stock”), of 1st Constitution Bancorp (“1st Constitution”), which is the only security of 1st Constitution registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. This description is merely a summary and is subject to and qualified in its entirety by reference to 1st Constitution’s Certificate of Incorporation and By-Laws, as amended.
The authorized capital stock of 1st Constitution consists of 30,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value, 40,000 of which have been designated Series A Junior Participating Preferred Stock and 12,000 of which have been designated Fixed Rate Cumulative Perpetual Preferred Stock, Series B.
COMMON STOCK
Dividend Rights
The holders of 1st Constitution’s common stock are entitled to dividends when, as, and if declared by 1st Constitution’s Board of Directors out of funds legally available for the payment of dividends. Generally, New Jersey law prohibits corporations from paying dividends, if after giving effect to the distribution, the corporation would be unable to pay its debts as they become due in the usual course of its business or the corporation’s total assets would be less than its total liabilities.
The primary source of dividends paid to 1st Constitution’s shareholders is dividends paid to 1st Constitution by 1st Constitution Bank. Thus, as a practical matter, any restrictions on the ability of 1st Constitution Bank to pay dividends will act as restrictions on the amount of funds available for payment of dividends by 1st Constitution. Dividend payments by 1st Constitution Bank to 1st Constitution are subject to the New Jersey Banking Act of 1948 and the Federal Deposit Insurance Act, under which 1st Constitution Bank may not pay any dividends, if after paying the dividend, it would be undercapitalized under applicable capital requirements. In addition to these explicit limitations, the federal regulatory agencies are authorized to prohibit a banking subsidiary or bank holding company from engaging in an unsafe or unsound banking practice. Depending upon the circumstances, the agencies could take the position that paying a dividend would constitute an unsafe or unsound banking practice.
The dividend rights of holders of 1st Constitution’s common stock are qualified and subject to the dividend rights of holders of 1st Constitution’s preferred stock that may be issued in the future as described below in the section titled “BLANK CHECK PREFERRED STOCK.”
Voting Rights
Each holder of 1st Constitution’s common stock is entitled to one vote for each share held on all matters voted upon by the shareholders, including the election of directors. There is no cumulative voting in the election of directors.
Preemptive Rights
Holders of shares of 1st Constitution’s common stock are not entitled to preemptive rights with respect to any shares of the common stock that may be issued.
Liquidation Rights
In the event of liquidation, dissolution or winding up of 1st Constitution, or upon any distribution of its capital assets, after the payment of debts and liabilities and subject to the prior rights of the holders of preferred stock, holders of 1st Constitution’s common stock are entitled to receive, on a pro rata per share basis, all remaining assets of 1st Constitution.
Assessment and Redemption
All outstanding shares of 1st Constitution’s common stock are fully paid and non-assessable. 1st Constitution’s common stock is not redeemable at the option of the issuer or the holders thereof.
Transfer Agent
American Stock Transfer and Trust Company is presently the transfer agent for 1st Constitution’s common stock.
Listing
1st Constitution’s common stock is listed on the NASDAQ Global Market under the symbol, “FCCY.”
ANTI-TAKEOVER PROVISIONS
Certificate of Incorporation
Certain provisions of 1st Constitution’s Certificate of Incorporation may have anti-takeover effects. These provisions may discourage attempts by others to acquire control of 1st Constitution without negotiation with 1st Constitution’s Board of Directors. The effect of these provisions is discussed briefly below.
Authorized Stock
The shares of 1st Constitution’s common stock authorized by its Certificate of Incorporation but not issued provide 1st Constitution’s Board of Directors with the flexibility to effect financings, acquisitions, stock dividends, stock splits and stock-based grants without the need for a shareholder vote. 1st Constitution’s Board of Directors, consistent with its fiduciary duties, could also authorize the issuance of shares of preferred stock, and could establish voting conversion, liquidation and other rights for 1st Constitution’s preferred stock being issued, in an effort to deter attempts to gain control of 1st Constitution. For a further discussion, see “BLANK CHECK PREFERRED STOCK” below.
Classification of Board of Directors
1st Constitution’s Certificate of Incorporation currently provides that its Board of Directors is divided into three classes of as nearly equal size as possible, with one class elected annually to serve for a term of three years. This classification of 1st Constitution’s Board of Directors has the effect of making it more difficult for shareholders to change the composition of the Board of Directors, whether or not a change in the Board of Directors would be beneficial to 1st Constitution. It may discourage a takeover of 1st Constitution because a shareholder with a majority interest in 1st Constitution would have to wait for at least two consecutive annual meetings of shareholders to elect a majority of the members of 1st Constitution’s Board of Directors.
SERIES A JUNIOR PARTICIPATING PREFERRED STOCK
1st Constitution previously authorized 40,000 shares of Series A Junior Participating Preferred Stock in connection with 1st Constitution’s dividend distribution of one right for each outstanding share of its common stock to 1st Constitution shareholders of record as of the close of business on March 29, 2004. Each right entitled the registered holder to purchase from 1st Constitution one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $142.00 per one one-hundredth of a share, subject to adjustment, under certain circumstances if the rights become exercisable. The rights expired on March 29, 2014 without ever becoming exercisable and no shares of Series A Junior Participating Preferred Stock were ever issued. Accordingly, there are no shares of Series A Junior Participating Preferred Stock presently outstanding, and 1st Constitution does not intend to issue any shares of Series A Junior Participating Preferred Stock in the future.
FIXED RATE CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES B
1st Constitution previously authorized 12,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B, in connection with its participation in the United States Department of the Treasury’s Troubled Asset Relief Program Capital Purchase Program under the Emergency Economic Stabilization Act of 2008. The 12,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B, were issued to the United States Department of the Treasury on December 23, 2008 and subsequently were repurchased by 1st Constitution on October 27, 2010. Accordingly, there are no shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B, presently outstanding, and 1st Constitution does not intend to re-issue any shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B, in the future.
BLANK CHECK PREFERRED STOCK
The remaining 4,948,000 undesignated shares of preferred stock are typically referred to as “blank check” preferred stock. This term refers to stock for which the rights and restrictions are determined by the board of directors of a corporation. 1st Constitution’s Certificate of Incorporation authorizes 1st Constitution’s Board of Directors to issue new shares of 1st Constitution’s preferred stock without further shareholder action.
1st Constitution’s Certificate of Incorporation gives the Board of Directors authority at any time to:

•	divide any or all of the remaining authorized but unissued shares of preferred stock into classes and to divide such classes into series;

•	determine the designation, number of shares, relative rights, preferences and limitations of any class or series of preferred stock;

•	increase the number of shares of any class or series of preferred stock;

•	decrease the number of shares in a class or series, but not to a number less than the number of shares of such class or series then outstanding;

•	change the designation, number of shares, relative rights, preferences and limitations of any class or series; and

•	determine the relative rights and preferences which are subordinate to, or equal with, the shares of any other class or series.
With respect to any class or series of preferred stock, 1st Constitution’s Certificate of Incorporation further gives the Board of Directors authority at any time to determine:

•
the dividend rate on shares of such class or series and any restrictions, limitations or conditions upon the payment of such dividends, and whether dividends are cumulative, and the dates on which dividends, if declared, would be payable;

•	whether the shares of such class or series would be redeemable and, if so, the terms of redemption;

•
the rights of holders of shares of such class or series in the event of the liquidation, dissolution or winding up of 1st Constitution, whether voluntary or involuntary, or any other distribution of its assets;

•	whether the shares of such class or series would be subject to the operation of a purchase, retirement or sinking fund and, if so, the terms and conditions thereof;

•	whether the shares of such class or series would be convertible into shares of any other class or series of the same or any other class, and if so, the terms of such conversion; and

•	the extent of voting powers, if any, of the shares of such class or series.
The issuance of additional common or preferred stock may be viewed as having adverse effects upon the holders of common stock. Holders of 1st Constitution’s common stock will not have preemptive rights with respect to any newly issued stock. 1st Constitution’s Board of Directors could adversely affect the voting power of holders of 1st Constitution’s common stock by issuing shares of preferred stock with certain voting, conversion and/or redemption rights. In the event of a proposed merger, tender offer or other attempt to gain control of 1st Constitution that the Board of Directors does not believe to be in the best interests of its shareholders, the Board of Directors could issue additional preferred stock which could make any such takeover attempt more difficult to complete. Blank check preferred stock may also be used in connection with the issuance of a shareholder rights plan, sometimes called a poison pill.

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